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                                 United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

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1. Investment Company Act File Number:              Date examination completed:

811-5639                                            September 28, 2001

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2. State Identification Number:
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AL          AK          AZ          AR             CA             CO
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CT          DE          DC          FL             GA             HI
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ID          IL          IN          IA             KS             KY
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LA          ME          MD          MA             MI             MN
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MS          MO          MT          NE             NV             NH
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NJ          NM          NY          NC             ND             OH 31-1251983
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OK          OR          PA          RI             SC             SD
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TN          TX          UT          VT             VA             WA
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WV          WI          WY          PUERTO RICO
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Other (specify):

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3. Exact name of investment company as specified in registration statement:

Pacholder High Yield Fund, Inc.
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4. Address of principal executive office (number, street, city, state, zip code):

8044 Montgomery Road, Ste. 555
Cincinnati, OH  45236

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INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Deloitte & Touche LLP
250 East Fifth Street
P.O. Box 5340
Cincinnati, Ohio 45201-5340

Tel:(513) 784-7100
Fax: (513) 784-7204
www.us.deloitte.com

                                                                        DELOITTE
                                                                        & TOUCHE

      INDEPENDENT ACCOUNTANTS' REPORT

      To the Board of Directors of
        Pacholder High Yield Fund, Inc.

      We have examined management's assertion about Pacholder High Yield Fund, Inc. (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 28, 2001, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

      Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 28, 2001, and with respect to agreement of security purchases and sales, for the period from March 31, 2001, through September 28, 2001:

            Confirmation of all securities held by Firstar in Cincinnati, Ohio without prior notice to management;

            Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

            Reconciliation of all such securities to the books and records of the Fund and the Custodian;

            Agreement of two security purchases and one security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

      We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

      In our opinion, management's assertion that Pacholder High Yield Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 28, 2001 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

      This report is intended solely for the information and use of management and Board of Directors of Pacholder High Yield Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

      Cincinnati, Ohio

      December 14, 2001

Deloitte
Touche
Tohmatsu

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

December 14, 2001

Deloitte & Touche
Dayton, Ohio

We, as members of management of Pacholder & Company LLC, advisor to Pacholder High Yield Fund, Inc., are responsible for Pacholder High Yield Fund, Inc. complying with the requirements of subsections (b) and (c) of Rule 17f-2 "Custody of Investments by Registered Management Investment Companies" of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 28, 2001 and from March 31, 2001 through September 28, 2001.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 28, 2001 and from March 31, 2001 through September 28, 2001, with respect to securities reflected in the investment account of the Fund.

Pacholder & Company LLC


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      James P. Shanahan, Jr., Manager